Exhibit 12(a)

[LETTERHEAD OF ROPES & GRAY]

May 27, 2005

RCM Innovation Fund

Allianz Funds

840 Newport Center Drive

Newport Beach, CA 92660

RCM Global Technology Fund

Allianz Funds

840 Newport Center Drive

Newport Beach, CA 92660

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated April 20, 2005, by and between RCM Innovation Fund (“Target Fund”), a series of Allianz Funds, a Massachusetts business trust (the “Trust”), and RCM Global Technology Fund (“Acquiring Fund”), a series of the Trust. The Agreement describes a transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Sections 8(f) and 9(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a series of the Trust. Shares of Acquiring Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated February 17, 2005, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end management investment company that seeks capital appreciation, generally by investing in stocks of technology-related companies.

Various factors demonstrate the similarity between Target Fund and Acquiring Fund. As of September 30, 2004 (“the comparison date”), a randomly selected date that reflects the funds’ portfolios without reference to the Transaction, both funds were categorized by Morningstar as “Specialty-Technology” funds.1 In other words, both funds focus on the technology sector. Specifically, as of the comparison date, investments in the software, hardware, media, and telecommunications industries (each as defined by Morningstar and collectively constituting Morningstar’s “information sector”) accounted for 90.61% of Target Fund’s assets and 63.88% of Acquiring Fund’s assets.2 The technology sector on which both funds focus is a specialty market.3 Using S&P data, technology stocks account for only 19.61% of the market capitalization of the S&P 500, 15.28% of the S&P MidCap 400, 16.21% of the S&P SmallCap 600, and 19.11% of the S&P Composite 1500 indices.4

A comparison of the funds’ portfolios indicates that, consistent with the funds’ shared goals and strategies, the funds hold assets with similar characteristics. First, the funds’ portfolios are very similar in terms of asset allocation. As of the comparison date, at least 91.3% of both funds consisted of stocks.

[1]	While the investment objective stated in a fund's prospectus may or may not reflect how the fund actually invests, Morningstar categories are assigned based on the underlying securities in each portfolio. Funds are placed in a given category based on their portfolio statistics and compositions over the past three years. When necessary, category assignments may be modified to reflect recent portfolio changes.

[2]	Since Morningstar defines the “information sector” as including the software, hardware, media, and telecommunications industries, it is Morningstar’s closest proxy for the technology sector.

[3]	The relatively small size of this specialty market translates into a smaller number of issuers, which in turn obscures the actual degree of similarity between any two funds. This is because even if two funds share similar investment objectives and strategies, they have a much more limited pool of issuers to select from (as compared to non-specialty funds investing broadly across more industries). Unless two funds invest in identical issuers, it is difficult for them to exhibit the same level of perceived similarity as two non-specialty funds who invest in non-identical but similar issuers would exhibit. In other words, in a specialty market, investing in non-identical issuers often results in deceptively large numerical differences in terms of dividend yields, overall yields, P/E ratios, geographic exposure, and market capitalization. Hence, the degree of similarity between Target Fund and Acquiring Fund is actually greater than the data suggest.

[4]	Each percentage represents the combined market capitalization of “Information Technology” stocks and “Telecommunication Services” stocks (each as defined by Standard & Poor’s), as a percentage of the total market capitalization of each index.

Second, both funds focused on stocks emphasizing growth rather than dividends, and thus had similarly low average dividend yields (0.1% for Target Fund and 0.2% for Acquiring Fund) and identical overall yields (0%). There was, however, a difference between the P/E ratio of Target Fund (25.4) and that of Acquiring Fund (34.9).5

Third, the funds are more similar in terms of geographic exposure than one would anticipate solely by looking at the funds’ names.6 As of the comparison date, the funds’ investments were compared using six world regions, which were then subdivided by country. Looking solely at the six regions, the funds shared a total overlap of almost 90%, constituted by 85.3% in North America, 2.2% in the United Kingdom/Western Europe, 2.05% in Asia (excluding Japan), 0% in Japan, 0% in Latin America, and 0% in a catch-all category for all other regions. Upon further dividing these six regions by country, the funds still shared a total overlap of 86.48%. This large overlap can be explained by the fact that although Acquiring Fund follows its stated investment strategy of investing in technology companies of at least three different countries, it actually invests most of its assets in the U.S. and only small amounts in foreign countries, just like Target Fund.

Fourth, the funds’ portfolios are similar in terms of market capitalization. As of the comparison date, Morningstar placed Target Fund in the “Medium-Growth” Style Box, whereas it placed Acquiring Fund in the “Large-Growth” Style Box.7 Both of these Style Boxes correspond to investment styles focusing on growth stocks, but they differ in that “Medium-Growth” corresponds to a focus on mid-cap stocks, whereas “Large-Growth” corresponds to a focus on giant-cap and large-cap stocks.8 However, the two funds are actually more similar in terms of market capitalization than their different Style Boxes suggest. Specifically, as of the comparison date, the average market capitalization of Target Fund’s holdings, $7.548 million, was relatively close to that of Acquiring Fund’s holdings, $10.48 million. And when compared in terms of the percentage of net assets each fund invested in stocks of varying market capitalizations, there was a total overlap of 87.52%, consisting of 18.49% in giant-cap stocks, 25.38% in large-cap stocks, 35.06% in mid-cap stocks, 8.59% in small-cap stocks, and 1.05% in micro-cap stocks.9

[5]	Yield, expressed as a percentage, represents a fund’s income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income. Return of capital is also not considered income. Morningstar computes yield by dividing the sum of the fund’s income distributions for the past 12 months by the previous month’s net asset value (adjusted upward for any capital gains distributed over the same time period).

[6]	The presence of the word “Global” in Acquiring Fund’s name and the absence of this word in Target Fund’s name suggest that Acquiring Fund has more of an international focus than Target Fund. As shown later, however, the funds are much more similar in terms of geographic exposure than their names suggest.

[7]	For equity funds, Morningstar’s “Style Boxes” are boxes in a nine-square grid that classifies securities by size along the vertical axis and by value and growth characteristics along the horizontal axis. Style Boxes represent a snapshot in time and are updated monthly.

[8]	Rather than using a fixed number of “large-cap” or “small-cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: (1) United States, (2) Latin America, (3) Canada, (4) Europe, (5) Japan, (6) Asia excluding Japan, and (7) Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. “Giant-cap” stocks are defined as those that account for the top 40% of the capitalization of each style zone, “large-cap” stocks represent the next 30%, “mid-cap” stocks represent the next 20%, “small-cap” stocks represent the next 7%, and “micro-cap” stocks represent the smallest 3%.

[9]	Id.

Fifth, the funds’ portfolios are relatively similar in terms of sector diversification. As of the comparison date, the funds’ investments were compared using three broad Morningstar sectors, which were also subdivided into twelve narrower Morningstar industries. Looking solely at the three broad sectors, the funds shared a total overlap of 73.26%, constituted by 63.88% in information, 9.38% in services, and 0% in manufacturing. Upon further dividing these three sectors into twelve industries (information: software, hardware, media, telecommunications; services: healthcare services, consumer services, business services, financial services; and manufacturing: consumer goods, industrial goods, energy, utilities), the funds shared a total overlap of 63.86%. Both funds invested most heavily in the information sector. This reflects the funds’ shared focus on technology; since Morningstar defines the information sector as including the software, hardware, media, and telecommunications industries, it is Morningstar’s closest proxy for the technology sector. Within the information sector, both funds invested primarily in hardware and then in software. Within the services sector, both funds invested primarily in business services. Unlike Target Fund, Acquiring Fund invested in the manufacturing sector, but its investments in this sector only constituted 10.91% of its assets.

And finally, the funds’ portfolios are fairly similar in terms of overall diversification. Whereas Target Fund’s top 10 holdings constitute a relatively small portion of its assets (29.24%), Acquiring Fund’s top 10 holdings constitute a large portion of its assets (48.77%). However, the funds have similarly large numbers of holdings (55 for Target Fund and 61 for Acquiring Fund). The average size of each holding, as a percentage of assets, is also similar for the funds (1.82% for Target Fund and 1.61% for Acquiring Fund).

The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, geographic exposure, market capitalization, sector diversification, and overall diversification) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies. Rather, they reflect the fact that the Funds’ similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

While these specific characteristics may change in the future as a result of reasonable responses to changing market conditions, after the Transaction Acquiring Fund will be managed in a manner consistent with both funds’ historic investment objectives and strategies—namely, those of an open-end management investment company that seeks capital appreciation, generally by investing in stocks of technology-related companies.

Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(iii)	Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

(iv)	Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

(v)	Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund’s assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(vi)	Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(vii)	Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

(viii)	Under section 1223(1) of the Code, a Target Fund shareholder’s holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (“IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling is questionable, and that, even if the IRS’s conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks capital appreciation, generally by investing in stocks of technology-related companies. The funds were both categorized as “Specialty-Technology” funds by Morningstar and their portfolios are substantially similar in terms of average dividend yields, geographic exposure, market capitalization, sector diversification, and overall diversification. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Because Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, however, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP